This filing relates to the proposed acquisition of IAA, Inc., a Delaware corporation (the “Company”), by Ritchie Bros. Auctioneers Incorporated, a company organized under the federal laws of Canada (“Parent”), pursuant to the terms of that certain Agreement and Plan of Merger and Reorganization, dated as of November 7, 2022, by and among the Company, Parent, Ritchie Bros. Holdings Inc., a Washington corporation and a direct and indirect wholly owned subsidiary of Parent (“US Holdings”), Impala Merger Sub I, LLC, a Delaware limited liability company and a direct wholly owned subsidiary of US Holdings, and Impala Merger Sub II, LLC, a Delaware limited liability company and a direct wholly owned subsidiary of US Holdings.

Filed by Ritchie Bros. Auctioneers Incorporated pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: IAA, Inc.
Commission File No.: 001-38580

Date: November 7, 2022

3Q 2022 Earnings + Transaction Conference Call Transcript

Operator

Good morning, ladies and gentlemen. My name is Michelle, and I will be your conference operator today. Welcome to the Ritchie Bros. third quarter earnings conference call. All lines have been placed on mute to prevent any background noise. After the speakers’ remarks, there will be a question-and-answer session. If you would like to ask a question during this time, simply please press star then the number 1 on your telephone keypad. If you would like to withdraw your question, please press star then the number 2. I would now like to turn the call over to Mr. Sameer Rathod, Vice President of Investor Relations and Market Intelligence, to open the conference call. Mr. Rathod, you may begin your conference.

Sameer Rathod – Ritchie Bros. Auctioneers Incorporated - Vice President of Investor Relations / Market Intelligence

Hello, and good morning, and thank you for joining us on today's call to discuss the acquisition of IAA as well as our third quarter 2022 results. Joining me today are Ann Fandozzi, our Chief Executive Officer, Eric Jacobs, our Chief Financial Officer, and John Kett, Chief Executive Officer of IAA.

The following discussion will include forward looking statements. Comments that are not a statement of fact, including, but not limited to, projections of future earnings, revenue, gross transaction value and other items, and expectations regarding the proposed acquisition of IAA including the anticipated timing, benefits and synergies of IAA transaction and future opportunities for the combined businesses of Ritchie Bros. and IAA, are considered forward-looking and involve risks and uncertainties. These factors include, but are not limited to, the satisfaction of the closing conditions, including shareholder and regulatory approval, for the proposed transaction.

The risks and uncertainties that could cause actual results to differ significantly from such forward-looking statements are detailed in our earnings and joint IAA transaction release issued this morning, as well as the most recent Quarterly Reports and Annual Report on Form 10-K of each of Ritchie Bros. and IAA, which are available on their respective investor relations websites and on EDGAR and SEDAR, as applicable. We also will make important filings with the SEC and applicable Canadian securities regulatory authorities in connection with the proposed transaction. You are urged to read those materials carefully when they become available.

On this call, we also will discuss certain non-GAAP financial measures, including forward-looking non-GAAP financial measures. For the identification of non-GAAP financial measures, the most directly comparable GAAP financial measure and applicable reconciliations of the two, see our news release, Form 10-Q and the investor presentation posted on our website. We are unable to present quantitative reconciliation of forward-looking non-GAAP financial measures. As management cannot predict all the necessary components of such measures, investors are cautioned to not place undue reliance on forward-looking non-GAAP measures. We have two separate presentations on our website this morning. One for our normal earnings release, and another standalone presentation for the IAA transaction. All figures discussed on today’s call are in U.S. dollars, unless otherwise indicated.

Given that we will have a wider audience than normal we may run long by a couple of minutes to make sure we have enough time for the Q&A session. I would now like to turn the call to Ritchie Bros. Chief Executive Officer, Ann Fandozzi.

Ann Fandozzi – Ritchie Bros. Auctioneers Incorporated – Chief Executive Officer

Thank you, Sameer, and good morning to everyone joining our call today. I will give a few quick highlights on our third quarter after which Eric will give a brief update on our financial results before we move to discuss the exciting acquisition of IAA.

We are pleased with our performance this quarter in what continues to be an uncertain macroeconomic environment. I am proud of the efforts our teams have made across the organization to deliver the third quarter in a row of double-digit service revenue and double-digit bottom-line growth! We are accomplishing all this while we continue to invest in improving our customer’s experience through the expansion of local yards, a new sales coverage model, and modernizing our technology.

Let me now hand the call to Eric Jacobs to quickly highlight our financial results.

Eric Jacobs – Ritchie Bros. Auctioneers Incorporated – Chief Financial Officer

Thank you, Ann. Good morning to everyone. To ensure we have enough time to discuss the expected strategic and financial benefits of the IAA transaction, I’m only going to touch a few highlights about our strong quarter. For those looking for more information, our normal earnings deck, with more details, can be found on our investor relations website.

To start, we are very pleased with our 10% growth in GTV, excluding the impact of foreign exchange. This is especially noteworthy, given that we cycled over the almost $100 million-dollar Barrilleaux deal from last year. Prices of used equipment are still relatively strong on an absolute basis; however, prices are down compared to the highs we saw earlier this year. With regards to supply, we did see a rebound in volumes this quarter with total lots increasing 17% year-over-year.

This growth in lots was driven by several significant deals from our strategic accounts group, as well as growth in low value lots. While we are encouraged by the increase in lots, it’s still too early to call this a trend.

Let me move to revenue and start with total service revenue. Total service revenue increased 15%, and our take rate, or service revenue as a percentage of GTV, expanded 130 basis points to 18.2%. This was driven by a strong contribution from other services and higher buyer fees. Inventory return increased 40% to $17.5 million due to a 43% increase in inventory sales revenue. This was driven by strategic accounts and solid execution by the at-risk team.

With regards to earnings, our adjusted EBITDA increased 12% due to strong revenue performance, partially offset by planned investments, higher performance-based compensation, and inflation. Overall, a very strong quarter. Moving on to the fourth quarter, there are a few things that we’d ask you to consider.

First, on GTV. Like most companies with international operations, foreign exchange headwinds are expected to impact us more meaningfully in the fourth quarter. FX could negatively impact our GTV growth by as much as 500 basis points. Therefore, despite the strong momentum in our business, we may see low to mid-single digit GTV growth in the quarter on a U.S. dollar basis.

Next, on selling, general, and administrative expense. We are forecasting that SG&A expense, exclusive of share base payments, and adjustments for unusual or non-recurring expenses, to be between $124 million and $129 million.

Lastly, for modeling purposes, we are forecasting interest expense of $10 million to $11 million, and an adjusted tax rate of between 25% and 27%.

Before I hand the call back to Ann, I wanted to highlight for you that The Globe & Mail, a leading Canadian newspaper, recently selected Ann as one of the top 5 CEOs in Canada. She is being recognized as “Innovator of the Year”, a category that honors CEOs, whose vision, and guidance, has been instrumental in the successful creation and commercialization of a truly disruptive product or service. The entire Ritchie Bros. team is extremely proud of Ann for this well-deserved honor.

With that, back to Ann.

Ann Fandozzi – Ritchie Bros. Auctioneers Incorporated – Chief Executive Officer

Thank you, Eric. It is a privilege to accept this award on behalf of the incredible team at Ritchie Bros. As we continue our transformation to a Global Marketplace, we continue to innovate to enhance our customers’ experience and being recognized for this strengthens our resolve to go even further and faster!

It is in the spirit of this innovation, that I’d now like to turn to the exciting news we announced this morning of having entered into an agreement to acquire IAA. I’m going to walk through some of the reasons why we think this is such a compelling combination, and our vision for our future as a combined company.

I’m proud to be joined this morning by John Kett, CEO of IAA, who will also provide you with some background on the impressive business they have built. Finally, Eric will highlight the attractive combined financial profile of bringing Ritchie Bros. and IAA together through this transaction.

This transaction is an important step in advancing the strategic vision that Ritchie Bros. announced in December 2020 -- to become THE trusted global marketplace for insights, services, and transaction solutions. For the last two years, our team has been hard at work executing on that vision, delivering impressive results and creating strong momentum despite a challenging operating environment. Our relentless commitment has resulted in significant progress in marketplace technology, our Inventory Management System, new sales coverage models, and expansion of our satellite yard footprint. In addition, we made strategic acquisitions, such as Rouse and SmartEquip, that are foundational to our marketplace and that accelerate our transformation.

When evaluating potential transactions, we look for companies with great businesses that bring capabilities that can advance our marketplace vision. IAA does just that. Through this transaction, we will combine complementary businesses operating in adjacent verticals to unlock accelerated growth.

IAA will increase our scale, allow us to diversify our business by entering the large vehicle market with a proven leader, and allow us to leverage our marketplace investments over a much wider array of assets. At the end of the day, this transaction is truly “1+1=4”. As we add additional capabilities and our expertise, we will further amplify the work that’s already underway at IAA. This transaction is all about creating a stronger Ritchie Bros. and IAA that will accelerate the long-term growth trajectory of the combined business. We believe that the combination will deliver significant value to our stockholders, while unlocking compelling benefits for our customers, team members, and communities.

At this point, let me cover the key terms of the transaction. We are acquiring IAA for a mix of $10.00 in cash and 0.5804 shares of Ritchie Bros. common stock per share of IAA stock, which translates to a total per share consideration of approximately $46.88per share. This leads to a transaction value of approximately $7.3 billion, including the assumption of IAA net debt. The purchase price also represents a transaction multiple of 13.6 times IAA’s last twelve-month Adjusted EBITDA as of the end of the third quarter, or, an implied multiple of 11.3 times, when including the midpoint of our full run-rate cost synergies of $100 to $120 million plus. Following the close, Ritchie Bros. stockholders will own approximately 59% of the combined company and IAA stockholders will own approximately 41%.

We intend to fund the cash consideration of the transaction through a combination of cash on hand and new debt. We have already secured the necessary bridge financing commitments. Looking at what this means for our capital structure, at closing we expect to have an approximately 3x net debt to adjusted proforma EBITDA leverage ratio. As we have done in the past, we will prioritize de-leveraging following the close in order to maintain our flexibility to continue to pursue our growth priorities and return of capital to stockholders. In addition, we expect to maintain our quarterly dividend of 27 cents per share as we de-lever our balance sheet, while also considering future increases as our leverage continues to come down.

Following the completion of the transaction, I will continue to serve as CEO and we will welcome four current IAA Board members to our Board of Directors. Erik Olsson will continue to serve as Board Chairman, and we will provide further details on our Board as we work through the integration planning.

While Ritchie Bros. will continue to be legally incorporated in Canada and we will retain our offices and employees in Burnaby, British Columbia. IAA’s Chicago offices will serve as the official headquarters for the combined company given our combined significant U.S. employee and customer base.

We expect the transaction to close in the first half of 2023 subject to approval by both companies’ stockholders, regulatory approvals, and customary closing conditions.

Now, to tell you a little more about IAA’s business and the sector and geographies in which they operate, I’ll hand it over to John Kett, CEO of IAA.

John Kett – IAA, Inc. – Chief Executive Officer and President

Well hello, everyone, and thank you Ann for that welcome. I echo Ann’s excitement about this transaction and the incredible opportunities that we see ahead for our combined business.

In terms of a thousand-foot overview of our business, IAA is a leading global marketplace connecting vehicle buyers and sellers. Simply, Ritchie Bros. and IAA are very similar businesses in terms of what we do for our clients just applied to adjacent verticals. We operate 210 facilities throughout the U.S., Canada and the U.K. and a digital platform that serves customers in more than 170 countries. Over the last 40 years, we’ve built deep relationships with a global customer base across the vehicle ecosystem and expanded our capabilities to create a true “one-stop-shop” that supports customers at every step of the sale and purchase process, offering multiple bidding / buying digital channels, innovative vehicle merchandising, and efficient evaluation services.

This transaction marks a new chapter for IAA, and we could not think of a better partner than Ritchie Bros. Through our discussions, we’ve come to appreciate just how well Ann and the rest of the team understand our industry, as well as how applicable Ritchie Bros.’ platform and capabilities are to our ecosystem. Because of this, we are highly confident that together, we can more effectively unlock the tremendous market opportunity for IAA. This is an incredible milestone, and all of the opportunities this transaction creates, is due to the passion, dedication and hard work of the IAA team. Our team has made significant strides to build out our technology, enhance our data analytics, and improve our efficiency to deliver improved value to our customers. With Ritchie Bros., we believe the best days are ahead of us as we will be able to enhance our business for customers as we grow together.

And of course, I am pleased that this transaction will also maximize value for our stockholders through the immediate cash component and the ability to participate in the substantial growth opportunities ahead for the combined business.

Turning to the next slide, this a snapshot of the U.S. used vehicle markets. The used vehicle market is stable and steadily growing, supported by the consistent outflow of vehicles into the secondary market. On average, we see about 40 million used vehicle sales a year, about a third of which leave the car parc, with the remainder going to secondary sales that place them back on the road. That equates to approximately 12 million vehicles in our market at any time. If you do the quick math, given that there are on average 14 million vehicles entering the market every year and only about 12 exiting, that means that the number of vehicles on the road increases each year, creating an expanding fleet of aging vehicles that propels the growth of our market.

Let me turn to the next slide. Our business has a long track record of growth through various economic cycles. Since 2004, we have driven consistent growth. In fact, over this period, the compounded average revenue growth rate has been approximately 12.7%. We have strong secular tailwinds in our industry that we expect to persist for the long term. More vehicles are in operation and the average age of the car parc has increased over time. Compounding these factors is the complexity of newer vehicles particularly over the last ten years or so, which has led to a steady rise in repair labor and parts costs. And of course, as a result of the constraints on the new vehicle market, we have seen higher utilization rates for recycled parts. These factors together are leading to consistent growth for our market and appreciable runway for potential future expansion. We are confident that, together with Ritchie Bros., we will be able to seize upon these opportunities.

With that, I’ll hand it back to Ann to talk about the compelling combination of the similar business solutions and complementary customer bases.

Ann Fandozzi – Ritchie Bros. Auctioneers Incorporated – Chief Executive Officer

Thank you, John. In some ways, it’s like a homecoming for me and many members of the leadership team – as cars and insurance carriers represent a vast amount of our collective backgrounds. I’m personally looking forward to re-establishing those relationships as we look toward the future.

It’s important to recognize that despite IAA having different end markets, we both provide tech-enabled business solutions for our respective customers. As you see on left side of the slide, our business processes are very similar – from consignment of Commercial Assets or vehicles, to appraisals and inspections, to data and information analytics, all the way through to transaction solutions and services. At the end of the day, the truly complementary nature of our businesses is why we believe this is such a compelling transaction.

What gives us unparalleled conviction in this transaction, is this leadership team’s deep knowledge of IAA’s business: We know the vertical, we know the players and we know what it takes to achieve success – a relentless focus on the customer.

Moving to the next slide. The strategic rationale for this transaction covers a wide span of categories: From driving best in class customer experience and engagement due to our omnichannel platform, to accelerating growth and innovation across a wider array of verticals, to increasing scale and diversification which, as I mentioned earlier, will allow us to achieve significant annual run-rate cost synergies of $100 to $120 plus million by the end of 2025. We believe these cost synergies are highly achievable and will look to identify additional opportunities throughout our integration planning process. That said, the transaction is expected to be accretive to Ritchie Bros.’ adjusted earnings per share by low single digits in the first full year following the transaction and mid-teens after that. Importantly, this accretion excludes potential revenue opportunities that we believe we can unlock together across our expanded addressable market.

The complementary nature of our businesses, including our well-aligned customer-centric cultures, will allow us to drive profitable growth and improve returns though efficiencies as we combine our technology platforms, similar business processes, and yard footprints to unlock future growth potential.

Now, let me focus on the diversification aspect of the transaction which creates more resiliency in our business model.

Our combined company would have a pro forma GTV of approximately $14.5 billion for the trailing 12 months. Both our businesses leverage a consignment and inventory revenue model. IAA diversifies our business by expanding beyond Commercial Assets into an adjacent vehicle vertical - with our revenue derived more from sellers, and IAA’s revenue derived more from buyers.

Let’s go back to the example that I just gave about our combined yard footprint. The transaction will also allow us to expand our presence in key U.S., Canadian, and European geographies by combining Ritchie Bros. existing footprint of over 40 owned and 24 leased facilities with IAA’s footprint of approximately 210 facilities, many of which are leased. Together with IAA, we will have new opportunities to advance our yard strategy more efficiently, with a combined 13,600 acres of yard capacity in key regions across the United States and internationally. We will be able to leverage our broader footprint by strategically increasing capacity to serve both commercial asset and vehicle customers. This will be particularly powerful in the case of catastrophic events, as we will have more yards where our customers need us most to ramp up capacity. In particular, Ritchie Bros. will bring additional capacity in states where catastrophic event risk is the highest, such as Texas and Florida. Additionally, we will be closer to customers of both businesses, enabling us to serve them faster and more cost effectively than ever before.

I’ll now turn the call over to Eric, who will speak to the significant value creation opportunities we see ahead for the combined company.

Eric Jacobs – Ritchie Bros. – Chief Financial Officer

Thanks, Ann. As one could expect with similar business models, we expect to achieve $100 to $120 million plus in annual run-rate cost synergies by the end of 2025. We expect these synergies will primarily come from the back office, finance and technology, general and administrative, and operational areas.

While we are only quantifying the expected cost synergies from the transaction today, as Ann has highlighted, we also expect to unlock an array of incremental growth opportunities over time. These will include cross-selling opportunities for services, such as Ritchie Bros. Financial Services; increased automation to support a frictionless customer experience; and accelerated marketplace innovation globally.

On this next slide, let me discuss the highly attractive financial profile of the combined company. Ann previously discussed the more than the doubling of our combined gross transaction value, or GTV, from $5.9 billion to $14.5 billion. Likewise, the last twelve-month revenue is also more than double, growing from $1.6 billion on a standalone basis to $3.8 billion combined. What is equally compelling is the doubling of our profitability and cash flows, even before we consider synergies. On a pro forma LTM basis, the combined company would have an adjusted EBITDA of approximately $1 billion. And, as we consider a quick deleveraging post close from an expected initial leverage ratio of approximately 3 times, the combined company’s LTM, free cash flow of approximately $800 million pre-synergies, is expected to be extremely helpful.

With that, I’ll turn the call back to Ann to wrap up our comments before we take your questions.

Ann Fandozzi – Ritchie Bros. Auctioneers Incorporated – Chief Executive Officer

Thanks, Eric. I want to reiterate how enthusiastic I am for this transaction and the compelling benefits we believe it will deliver to both of our companies’ stakeholders. With IAA, we will be able to accelerate our progress to create a leading omnichannel platform with a comprehensive suite of tech-enabled services and empower our customers with insights to help them make the very best business decisions.

We will do so by bringing together two of the most talented teams in the industry and fostering a customer-centric culture rooted in a commitment to innovation. Running a business of this size will require the combined talent of both of our organizations, and we expect to create new and exciting opportunities for employees as we grow. Scaling our business will also allow us to even better support our local communities with more jobs and by expanding on our ESG priorities to help advance a lower carbon future.

With enhanced scale, an accelerated platform for growth, and a more resilient business model, we expect to be able to deliver enhanced value to stockholders of both Ritchie Bros. and IAA.

Thank you all again for joining us today. We look forward to welcoming the IAA team to Ritchie Bros. and coming together as one organization to unlock the incredible opportunities we see ahead for our combined platform.

Just as a note to the participants, we please ask that you focus your questions on the transaction, and with that operator please open the lines.

Operator

We will now begin the question-and-answer session. If you would like to ask a question, please press star followed by the number one on your telephone keypad. If your question has been answered and you would like to withdraw it, please press star, followed by the number two. And please keep in mind if you are using a speaker phone to please lift the handset before you enter any keys. Your first question will come from John Healy of Northcoast Research. Please go ahead.

John Healy - Northcoast Research Partners, LLC

Thank you. Congratulations to everyone involved here. Certainly a transformative day that I don’t think many of us had this on our bingo card this morning, so, congrats. Wanted to ask two questions. Ann and John, maybe you could give us a little bit of backstory about maybe how this acquisition came together. Was this a process, John, that you guys were running? And then secondly, when the deal closes, is there any sort of change in control provision relating to seller contracts on the insurance side of things in terms of how those relationships might evolve or be moving around a little bit? Thank you.

Ann Fandozzi – Ritchie Bros. Auctioneers Incorporated – Chief Executive Officer

Hi John, it’s Ann. Let me start. It’s not often when we can surprise you guys. So I think that’s a good thing!

Thank you for asking about the backstory. Because I do think that really is a fantastic setup. First of all, IAA is a company that I have known and admired, and John and his management team, for quite some time. As a reminder to those on the call, the previous business that I was with was in the collision repair space, so it was very much in cars. And then obviously if a car cannot be brought back to its former condition, it would be considered a total loss, and then would obviously go into John’s ecosystem.

Also, as a reminder, a huge percentage of the leadership team has both a background in this vehicle and insurance ecosystem. So, that’s number one. We’ve known each other for a long time.

What became apparent after we rolled out our strategy in 2020 for becoming a marketplace for insight services and transaction solutions, we were really looking for anything that could accelerate our journey. So, when you think about it, that really comes in two forms. In terms of M&A, right, there’s a lot of organic things. But in terms of M&A, we would look at incredible businesses that could accelerate us. And some have to do with capabilities, like a Rouse or a SmartEquip, they added capabilities to us, and some have to do with scale. When you are a marketplace, scale, if you want to pick a single KPI, once the capabilities are behind you, scale is it. Organically, it takes time to drive. If there’s an M&A opportunity like this is, to increase it, it’s just magical.

So, let me just talk about how we saw the IAA business from our scale. First, the completely complementary nature of the business. Let me just explain again. For our auction side of the business, which is our primary transaction solution, here’s what happens. A piece of yellow iron shows up at a yard. And here’s what happens for John and IAA. A salvage car shows up at a yard. After that, largely what happens is pretty much the same. We check it in, we inspect it, we market it if a title and lean is needed. We then auction it, and then we transact it across one of our many channels. We then collect money from buyers and then pay it out to sellers. It’s wildly complementary which gives us a lot of confidence obviously about the economies and the synergies. The cost synergies that we’ve signed up for.

What’s also incredible about the salvage car business is, although cars are cyclical in nature, the salvage business is actually very similar to ours, where it’s both cyclical and counter-cyclical. So, when prices of used cars are up and there’s a lack of availability, it’s the same with us. They have less units but higher prices. When the cycle turns, they have more units, lower prices.

It’s actually very complementary in nature and similarly acyclical to our business, which we love. And then there’s growth. And really, when we think about the growth of these businesses, think about short, mid, and long-term growth together. The most obvious, shortest example is our ability to leverage the collective yard footprint that we have. We quadruple the yard footprint for IAA’s customers. That means that in case of catastrophic events, so on and so forth, they can leverage a lot more of Ritchie’s yards. For Ritchie customers, that means lower cost of transportation as we’ve told you guys, and an acceleration of our satellite yard strategy. So that’s kind of the very shortest term.

Midterm, think about services. So again, we said the magic of marketplace, how you guys will know we’re successful, is that our services revenue will outpace our GTV growth, because you’re going to see attachments of services much quicker, obviously, having an all-new vertical to attach services to, be the insights or our own services or third parties. It's incredible.

And then you move to the kind of mid and long term and then you can leverage that scale of the global marketplace incredibly, whether you want to think about a return on any technology investments now being spread across a much bigger ecosystem and ability to accelerate innovation. One plus - that's why we're so confident that one plus one equals four.

So, I know I combined the back story of we knew each other to we are constantly, since December 2020, looking for ways to accelerate the marketplace, the ability to both drive scale, drive synergies, and move that much quicker, there are a few - we couldn't think of any better suited than IAA with an incredible management team. And I will - on the change of control for insurance carriers, number two, I am going to turn it over to John to answer that.

John Kett – IAA, Inc. – Chief Executive Officer and President

Sure. Thanks, Ann. Yes, I mean, and John, the answer is no, that obviously, as part of the diligence process, that there should not be any issues with our structures going forward. And you know, just excited about this, listening to Ann thinking about our journey to this spot, and it's actually very similar as our Board and my team, we’re looking at our strategies going forward, thinking about how we can continue to scale up and to build out our frictionless platform that we've been talking about. I mean, that fits right into our strategy. And the more that we began to speak with Ann and her team, the more similarities we saw, and it really made for an exciting combination. So yes, I mean, it's great to be here and looking forward to the future of this combined business.

Operator

Your next question comes from Michael Doumet of Scotiabank. Please go ahead.

Michael Doumet – Scotiabank Global Banking and Markets, Research Division

Hey, good morning, guys. Again, congratulations on the deal. The question I had was you quantify the cost synergies here expected from the deal in quite some detail. I'm just thinking about maybe a little bit more detail on the revenue synergy opportunity. How that compares, you think, to the quantify cost synergies, obviously, longer term, just to give us a sense? Thank you.

Ann Fandozzi – Ritchie Bros. Auctioneers Incorporated – Chief Executive Officer

Yes, hi Michael, it's Ann. You know it's interesting as we were putting together kind of the package for you guys, the advice we were largely given is, look, cost synergies is the stuff that, obviously, investors and analysts kind of can take to the bank. Revenue synergies are largely discounted kind of in the initial days of a transaction.

But I will tell you as excited as we are about the 100 and 120, that's the take it to the bank on the cost side, the revenue synergies are orders of magnitude above that, orders of magnitude above that.

So let me explain again. Even in the shortest term, the ability for us to leverage our collective yards to drive the critical customer experience, there's an incredible amount of growth on both sides every time we make it easier and better for the customers to do business with.

The incredible accretive nature of an ability to attach services to underlying GTV, and we've just more than doubled ours with this transaction. And then the idea of scale in the marketplace. Just think about the incredible power of every investment we make being amortized over that much more volume, even investments that are kind of - we'll call them like basic building blocks of checkout and my account to things that actually drive revenue. Be they, services that we provide directly or through third parties and we take a fee, that scale is just incredible in the marketplace.

So again, we're not going to quantify the number, but then the global piece of it where for us, we have a global footprint, as you saw on the chart with the yards, IAA largely is, it doesn't have a huge global footprint. The vast majority is U.S. We're also looking forward to our own global expansion as well as driving theirs collectively. And again, the single biggest cost for all of us is, and this is the beauty of an omnichannel platform is the yards, right?

Because let me explain what omnichannel is for a minute, again for those that are maybe new to one or both sides of this business. Even though we transact – IAA transacts entirely online, we transact mostly online, we have a few like Orlando where we kind of do it both ways. Our yards are busier than they've ever been before, as are John’s, right? Because what our customers want is they truly want the omnichannel. The sellers want that equipment, or the vehicles, they want it gone and our yards are very busy and then the buyers want to buy online.

And so, the yard footprint becomes just an incredible unlock of value to both sides of the house and it just so happens that we have quite a few yards even in the U.S. that complement IAA’s very large footprint especially in the areas of catastrophic events where the insurance carriers need us most and then obviously the global expansion. So, I'm not going to quantify it lest every banker falls across, you know, on a sword, except to say it is orders of magnitude bigger than the cost synergies that we’re quantifying today. It's really incredible.

Operator

Ladies and gentlemen, to ensure everyone has a chance to ask their questions, please limit yourself to one question. You may re-queue up and if time permits, we will definitely take your follow up. Your next question will come from Daniel Imbro of Stephens Inc. Please go ahead.

Daniel Imbro – Stephens Inc.

Hi guys this is Joe on for Daniel. Thanks for taking our questions. So, on the insurance companies, was wondering if Ritchie Bros. has pre-existing relationships here and if not, does that potentially present a risk or what are your thoughts here? Thank you.

Ann Fandozzi – Ritchie Bros. Auctioneers Incorporated – Chief Executive Officer

Hi Daniel, it's Ann. Nice to meet you. Ritchie Bros. does not have insurance relationships, but Ann Fandozzi and the vast majority of the leadership team does. In the prepared remarks we said it's a homecoming – the prior business that I ran right before Ritchie Bros. was called ABRA Collision, we were acquired by our biggest competitor. We were private equity backed. Our customer base was these very same insurance carriers. So, the relationships run deep, including, not going to say how many but quite a few texts this morning saying congratulations and welcome home. So that that gives us a little bit a little bit of an indication about the relationships.

Daniel Imbro – Stephens Inc.

That's super helpful, thank you guys.

Operator

Your next question comes from Gary Prestopino of Barrington Research. Please go ahead.

Gary Prestopino – Barrington Research Associates, Inc., Research Division

Hi, good morning, all. First of all, I would assume there's no go-shop provision on this transaction?

Ann Fandozzi – Ritchie Bros. Auctioneers Incorporated – Chief Executive Officer

Hi Gary. I think that's a safe assumption.

Gary Prestopino – Barrington Research Associates, Inc., Research Division

Okay, great. And then you know could you maybe explain you know these yard synergies – trying to grasp where the synergies can come in, because obviously IAA has much smaller yards and not going to be capable of handling a lot of heavy equipment, or maybe I'm wrong on that, and John you can comment on that. But are you looking at the synergies more so that you can port some of IAA’s business to your existing in the United States and Canada?

Ann Fandozzi – Ritchie Bros. Auctioneers Incorporated – Chief Executive Officer

Yes, so Gary, hey it's Ann. I would say both. So let me explain. Don't think of yards as our traditional yards with the big auditorium. Think of yards as our satellite yard expansion strategy that we have credited with driving the growth, partially driving the growth numbers you're seeing from us. Those are much smaller than our historic footprints, so yes. And then don't forget the way we bring those to market now is that the equipment sits in the satellite yard, but we make it available across our various sales channels, be it Marketplace-E with the reserved auction or we link it into a regional event and make them available virtually. So, the answer is both sides. And really think about the IAA yards as helping us facilitate the local yard strategy and our yards helping facilitate their, at a minimum catastrophic events.

Gary Prestopino – Barrington Research Associates, Inc., Research Division

Okay thank you.

Ann Fandozzi – Ritchie Bros. Auctioneers Incorporated – Chief Executive Officer

Thank you.

Operator

Your next question comes from Michael Feniger of Bank of America. Please go ahead.

Michael Feniger - Bank of America

Hey everyone thanks for taking my question. Just, the first one, just to be clear, is there customer crossover here? The typical customer of IAA, who is that, and do they use Ritchie Bros.? Do they use heavy used equipment on a daily basis? I guess I’m trying to assess who the main customers that are being servicing on either buyers, or sellers side of IAA, and if they’re similar to your current customer base.

Ann Fandozzi – Ritchie Bros. Auctioneers Incorporated – Chief Executive Officer

Yep, we’ll turn that over to John to start.

John Kett – IAA, Inc. – Chief Executive Officer and President

Yes, so our typical customers are insurance companies, so you know we’re selling damaged or high-mile vehicles for insurance companies, fleet providers and so on. So, we do sell a small amount of heavy equipment salvage, so there is some overlap there, not very much but there is some overlap. So, it is a different supply source for sure, and the buyers there’s going to be limited overlap to start, but certainly the virtues of having a much bigger marketplace is going to allow us to expand who we’re attracting on both the buy and sell side, broadening the supply of assets that we’re putting through our platforms.

Ann Fandozzi – Ritchie Bros. Auctioneers Incorporated – Chief Executive Officer

Yes. That was great John, and thank you. I would just add to that – think of this as diversification but with the best possible synergy ability. So, think about the fact that it’s new sellers, giving us a much bigger base, it’s new buyers, giving us a much bigger base, completely common business processes allowing us to leverage all of those cost efficiencies, but then the needs of those customers in terms of services, in terms of yards, in terms of a frictionless marketplace, those are the same, they’re just applied a different way. So, it’s really kind of – think of diversification and scale in its best form, with an incredible cost efficiency and leveraging of commonality that honestly you don’t often find.

Operator

Your next question comes from Craig Kennison of RW Baird. Please go ahead.

Craig Kennison - Robert W. Baird & Co. Incorporated, Research Division

Hey, good morning, Ann and John, good to hear from you both and thanks for taking my question. Ann, I’m curious what the implications are for IMS and what this says about momentum behind that platform.

Ann Fandozzi – Ritchie Bros. Auctioneers Incorporated – Chief Executive Officer

Yes, Craig thank you for the set up, we are excited. So, our inventory management system is being designed and executed as a ubiquitous kind of hub, if you will, for all customer needs. So again, when you think about IMS as the gateway, it then becomes the gateway into the entire ecosystem. So, whether or not you’re a construction piece of equipment, you’re a mining piece of equipment, you’re a vehicle, it all will kind of come together there, that’s where all of the data and analytics that start getting attached, that’s the basis on which services get offered, and again it just gives us an incredible scale. Right because when you’re investing in IMS, you’re investing in the underlying technology. The cost of that investment is largely the same, but now we can amortize it off on a much wider degree of units, so it’s an incredible scale play.

Operator

Your next question comes from Sabahat Khan of RBC Capital. Please go ahead.

Sabahat Khan - RBC Capital Markets, Research Division

Hi, thanks and good morning. If you could maybe just shed a little on the buyer base for IAA, is it as simple as salvage yards or is it maybe a broader buyer base out there?

John Kett – IAA, Inc. – Chief Executive Officer and President

Oh yes. Thanks for the question. Our buyer base is really broad. We’ve got thousands of buyers on our platform every week from across 170 countries. They’re looking at the vehicles for a variety of purposes, there’s sort of the kind of stereotypical they’re buying it to part it out to use the parts in a repair, but we’ve got rebuilder buyers who are buying the vehicles to fix them up, we’ve got a significant export market where we’re shipping vehicles out of our home markets into, again, 170 countries where, they’re primarily rebuilders. So, they’re arbitraging the labor, and to a certain extent parts cost that they can obtain in a secondary market where they can buy the damaged vehicle, buy the part, ship it somewhere else, and then repair it and put it back on the road to provide affordable transportation in all kinds of emerging and first-world markets as well. So, it’s a really deep and fragmented buyer base. We have very, very low concentration in our buyer base, we’re adding to the pool every month, every year, and we’re really continuing to reach out to all kinds of different buyers.

Operator

Your next question comes from Carolina Jolly of Gabelli. Please go ahead.

Carolina Jolly – Gabelli Funds

Any antitrust issues here? And then I also just wanted to ask an actual question just about, is there any – I know IAA – is there any change or differences in the ownership of the vehicle, their parts or how they impact that the balance sheet across both companies?

John Kett – IAA, Inc. – Chief Executive Officer and President

So, the first part of your comment got garbled, but in terms of, so we are primarily a consignment model, so that you know the majority of the vehicles in the U.S. and Canada are for sure, they're consigned to us and then we sell on behalf of our sellers. We do buy a very small percentage of the vehicles in the U.S. In the UK, we do have the model in the UK, is much more of a purchased market so we do buy the vehicles from insurance companies there, but it's obviously a much, much smaller piece of the of the business than in the U.S. or Canada.

Ann Fandozzi – Ritchie Bros. Auctioneers Incorporated – Chief Executive Officer

Perfect, and then maybe Eric, our CFO, can take the antitrust portion of your question.

Eric Jacobs – Ritchie Bros. Auctioneers Incorporated – Chief Financial Officer

Yes, thanks Ann. So, we don't expect any antitrust issues with this transaction as Ann and John talked about. We operate in different markets and as such, and don't expect any challenges.

Operator

Your next question comes from Bret Jordan of Jefferies. Please go ahead.

Bret Jordan – Jefferies

Hey, good morning, guys. Quick question for John. Did you run a full process in this sale? And then a question for Ann, on the recent market share shifts, you know obviously some attrition from IAA. In your due diligence, I guess what gives you confidence that market share has stabilized or is growing from here?

John Kett – IAA, Inc. – Chief Executive Officer and President

So, you know the details of how we came together obviously will be in all the public documents, but this really was a merger, it was something that I think almost had parallel paths. Ritchie Bros. was thinking about their future strategy as we were doing that same kind of work, and you know we connected and realized that there's just a lot of similarities to the businesses that we could leverage off one another to you know, to build a really, really powerful business going forward.

Ann Fandozzi – Ritchie Bros. Auctioneers Incorporated – Chief Executive Officer

Yeah, and thank you for that, John, well said and let me answer the market share question. So, the way that I look at market share is that market share is an output, it is not an input. It is the output of understanding your customer exceptionally well, and then providing solutions for that customer that are market leading and truly unique and innovative. I am confident in our ability to do the latter. We've proven it time and time again, and so market share is just something that naturally follows.

Operator

The next question comes from Bryan Fast of Raymond James. Please go ahead.

Bryan Fast – Raymond James Ltd., Research Division

Yes, good morning and thanks for taking my question. John, could you just talk a bit about IAA results over the last couple of years and maybe what led to the large jump in revenue? Just trying to get a gauge of the sustainability of that growth.

John Kett – IAA, Inc. – Chief Executive Officer and President

Yes, so I mean as the team laid out in the presentation and even in my comments, we have a long history of solid growth and revenue. A couple of things happened over the last few years related to both initiatives that we undertook to move to a fully digital platform, which allowed us to drive higher levels of revenue per unit.

And at the same time, the marketplace prices had gone up as a result of what was happening in the used car market, and we were able to leverage or take advantage of that because our revenue model is really, it's a marketplace that we're charging both sides, both the buyer and the seller. The buyer fees are much more tied to the selling price of the vehicle. So as values were going up, we were able to extract a higher revenue per unit for our services.

And then the final thing I’d add to it, is just we continue to also build out our ancillary services, so we're now providing much more comprehensive services particularly on the sell-side that has helped grow our revenue and that really ties back into why this combination is so powerful is because of many of the ancillaries services that Ritchie Bros. offers today and in their vertical, we think there’s going to be opportunities to take advantage of that and further provide levels of service in the insurance, and fleet, and dealer market.

Operator

Ladies and gentlemen, once again, if you would like to ask a question, please press star one at this time. Your next question will come from Vincent Foley of Barclays. Please go ahead.

Vincent Foley – Barclays

Thank you and good morning. Two-part question. One is as we go through the press release and the slide deck, is it your intent to keep the IAA bonds in place and not trigger a change in control? And then what is the expected rating of the pro forma entity at this point? Thank you.

Eric Jacobs – Ritchie Bros. Incorporate – Chief Financial Officer

So, thanks, Vincent, it's Eric. So, we will be retiring all of the IAA debt as part of the transaction and taking out new debt as part of this. We have a $2.8 million bridge commitment. We have $500 million in bonds that we will also figure out the best way to deal with those. So, the total borrowings will be $3.3 billion. In terms of the other part of the question was?

Vincent Foley – Barclays

The expected pro forma ratings of the combined companies.

Eric Jacobs – Ritchie Bros. Incorporate – Chief Financial Officer

Yes. So, I can't comment specifically on what the actual rating would be until we actually speak with the rating agencies, but we're confident that we are very strong credit. And if you look at the deck, our free cash flow from the pre-transaction last 12 months is $800 million. So, we expect to be able to de-lever very quickly post this deal.

Vincent Foley – Barclays

Okay. Again to clarify both the loans and the bonds will be retired upon closing?

Eric Jacobs

They'll be taken out, yes.

Vincent Foley – Barclays

Thank you.

Operator

Your final question will come from Michael Feniger of Bank of America. Please go ahead.

Michael Feniger – Bank of America

Yes, thanks for letting me follow up, appreciate it. The heavy used equipment market, the $300 billion TAM, that's always been the goal for Ritchie to penetrate that market. I understand you just doubled your GTV, you diversified. I guess just help some of us understand how this deal helps Ritchie Bros.’ overarching goal of driving penetration in the heavy used equipment market TAM? Thank you.

Ann Fandozzi – Ritchie Bros. Auctioneers Incorporated – Chief Executive Officer

Hi, Michael, it's Ann. Yes, believe me, this is why I'm at Ritchie Bros. it’s our $300 billion TAM, that's what starts it all. So, think about that this acquisition of IAA and the combination unlocks growth for both sides of the house.

Since your question is primarily on used equipment - on heavy used equipment. I'm going to focus there, but understand a similar line of thought is on the growth on IAA side. So, when we think about $300 billion of equipment, think about the conversations we've had about how do we intend to go after it.

First and foremost, a seamless customer experience and an ability to drive incredible recovery and then attach services to it. So, think about what we've been doing. We've been doing local yards, right, to try to get at that. Again, what you just heard now is that, that ability just quadrupled, okay, number one.

We've been driving IMS and technology investments to do that. What you've just heard is that, that is going to get turbocharged, right? So, all of those investments now have a much higher ROI, and we can move that much quicker. So now you've heard that.

The third is, as we keep developing and investing in services, now those services can be applied to not only the heavy equipment, but they can also be applied to vehicles, meaning that we can develop more services, we can do it quicker, we can do it at scale.

So, the short answer to your question is we have our eyes firmly in place on our $300 billion and all of the pieces that IAA brings allows us to accelerate us getting after it as well as, and by the way, there's a similar list on the other side for how we can help IAA achieve their commitments. So, this is really an incredible scale. What's in it for the customer is our ability to move quicker and provide them even more than anything we have to date.

Operator

Ladies and gentlemen, at this time, I would like to turn the call back to Ann Fandozzi for any closing remarks.

Ann Fandozzi – Ritchie Bros. Auctioneers Incorporated – Chief Executive Officer

Perfect. Thank you so much. So first of all, thank you all for joining our call today. Let me end with this. At its simplest basis, think about this combination and us acquiring IAA is it's a new vertical, right? We have a marketplace for, again, construction equipment, mining equipment, a lot of assets, and now we've added what is primarily salvage cars as a new vertical.

Everything else, the processes, the business, the technology, the marketplace is common. So, it's very rare for an ability to drive scale and diversification while getting an incredible synergy on the cost side and a runway for revenue synergies that you rarely see.

We are super excited about this combination. I hope you hear it in our voices, we are excited about the IAA team joining the Ritchie Bros. team, and we thank you again for joining the call, sharing our excitement. And I think many of you, we will be having follow-up calls with later today. So, thank you again, and have a wonderful, wonderful rest of your day.

Forward-Looking Statements

This communication contains information relating to a proposed business combination transaction between Ritchie Bros. Auctioneers Incorporated (“RBA”) and IAA, Inc. (the “Company”). This communication includes forward-looking information within the meaning of Canadian securities legislation and forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (collectively, “forward-looking statements”). Forward-looking statements may include statements relating to future events and anticipated results of operations, business strategies, the anticipated benefits of the proposed transaction, the anticipated impact of the proposed transaction on the combined company’s business and future financial and operating results, the expected amount and timing of synergies from the proposed transaction, the anticipated closing date for the proposed transaction, other aspects of RBA’s or the Company’s respective businesses, operations, financial condition or operating results and other statements that are not historical facts. There can be no assurance that the proposed transaction will in fact be consummated. These forward-looking statements generally can be identified by phrases such as “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “predicts,” “potential,” “continue,” “foresees,” “forecasts,” “estimates” or other words or phrases of similar import.

It is uncertain whether any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what impact they will have on the results of operations and financial condition of the combined companies or the price of RBA’s common shares or the Company’s common stock. Therefore, you should not place undue reliance on any such statements and caution must be exercised in relying on forward-looking statements. While RBA’s and the Company’s management believe the assumptions underlying the forward-looking statements are reasonable, these forward-looking statements involve certain risks and uncertainties, many of which are beyond the parties’ control, that could cause actual results to differ materially from those indicated in such forward-looking statements, including but not limited to: the possibility that shareholders of RBA may not approve the issuance of new common shares of RBA in the transaction or that stockholders of the Company may not approve the adoption of the merger agreement; the risk that a condition to closing of the proposed transaction may not be satisfied (or waived), that either party may terminate the merger agreement or that the closing of the proposed transaction might be delayed or not occur at all; the anticipated tax treatment of the proposed transaction; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the proposed transaction; the diversion of management time on transaction-related issues; the response of competitors to the proposed transaction; the ultimate difficulty, timing, cost and results of integrating the operations of RBA and the Company; the effects of the business combination of RBA and the Company, including the combined company’s future financial condition, results of operations, strategy and plans; the failure (or delay) to receive the required regulatory approval of the transaction; the fact that operating costs and business disruption may be greater than expected following the public announcement or consummation of the proposed transaction; the effect of the announcement, pendency or consummation of the proposed transaction on the trading price of RBA’s common shares or the Company’s common stock; the ability of RBA and/or the Company to retain and hire key personnel and employees; the significant costs associated with the proposed transaction; the outcome of any legal proceedings that could be instituted against RBA, the Company and/or others relating to the proposed transaction; restrictions during the pendency of the proposed transaction that may impact the ability of RBA and/or the Company to pursue non-ordinary course transactions, including certain business opportunities or strategic transactions; the ability of the combined company to realize anticipated synergies in the timeframe expected or at all; changes in capital markets and the ability of the combined company to finance operations in the manner expected; legislative, regulatory and economic developments affecting the business of RBA and the Company; general economic and market developments and conditions; the evolving legal, regulatory and tax regimes under which RBA and the Company operates; unpredictability and severity of catastrophic events, including, but not limited to, pandemics, acts of terrorism or outbreak of war or hostilities, as well as RBA’s or the Company’s response to any of the aforementioned factors. These risks, as well as other risks related to the proposed transaction, will be included in the registration statement on Form S-4 and joint proxy statement/prospectus that will be filed with the Securities and Exchange Commission (the “SEC”) and applicable Canadian securities regulatory authorities in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties.

For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to RBA’s and the Company’s respective periodic reports and other filings with the SEC and/or applicable Canadian securities regulatory authorities, including the risk factors identified in RBA’s most recent Quarterly Reports on Form 10-Q and Annual Report on Form 10-K and the Company’s most recent Quarterly Reports on Form 10-Q and Annual Report on Form 10-K. The forward-looking statements included in this communication are made only as of the date hereof. Neither RBA nor the Company undertakes any obligation to update any forward-looking statements to reflect actual results, new information, future events, changes in its expectations or other circumstances that exist after the date as of which the forward-looking statements were made, except as required by law.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended, or pursuant to an exemption from, or in a transaction not subject to, such registration requirements.

Important Additional Information and Where to Find It

In connection with the proposed transaction, RBA expects to file with the SEC and applicable Canadian securities regulatory authorities a registration statement on Form S-4 to register the common shares of RBA to be issued in connection with the proposed transaction. The registration statement will include a joint proxy statement/prospectus which will be sent to the stockholders of RBA and the Company seeking their approval of their respective transaction-related proposals. Each of RBA and the Company may also file other relevant documents with the SEC and/or applicable Canadian securities regulatory authorities regarding the proposed transaction. This document is not a substitute for the proxy statement/prospectus or registration statement or any other document that RBA or the Company may file with the SEC and/or applicable Canadian securities regulatory authorities. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE RELATED JOINT PROXY STATEMENT/PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC and applicable Canadian securities regulatory authorities IN CONNECTION WITH THE PROPOSED TRANSACTION OR INCORPORATED BY REFERENCE IN THE PROXY STATEMENT/PROSPECTUS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT RBA, THE COMPANY AND THE PROPOSED TRANSACTION.

Investors and security holders may obtain copies of these documents (when they are available) free of charge through the website maintained by the SEC at www.sec.gov, SEDAR at www.sedar.com or from RBA at its website, investor.ritchiebros.com, or from the Company at its website, investors.iaai.com. Documents filed with the SEC and applicable Canadian securities regulatory authorities by RBA (when they are available) will be available free of charge by accessing RBA’s website at investor.ritchiebros.com under the heading Financials/SEC Filings, or, alternatively, by directing a request by telephone or mail to RBA at 9500 Glenlyon Parkway, Burnaby, BC, V5J 0C6, Canada, and documents filed with the SEC by the Company (when they are available) will be available free of charge by accessing the Company’s website at investors.iaai.com or by contacting the Company’s Investor Relations at investors@iaai.com.

Participants in the Solicitation

RBA and the Company and certain of their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the stockholders of RBA and the Company in respect of the proposed transaction under the rules of the SEC. Information about RBA’s directors and executive officers is available in RBA’s definitive proxy statement on Schedule 14A for its 2022 Annual Meeting of Shareholders, which was filed with the SEC and applicable Canadian securities regulatory authorities on March 15, 2022, and certain of its Current Reports on Form 8-K. Information about the Company’s directors and executive officers is available in the Company’s definitive proxy statement on Schedule 14A for its 2022 Annual Meeting of Stockholders, which was filed with the SEC on May 2, 2022, and certain of its Current Reports on Form 8-K. Other information regarding persons who may be deemed participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC and applicable Canadian securities regulatory authorities regarding the proposed transaction when they become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from RBA or the Company free of charge using the sources indicated above.